EXHIBIT 3.8

CERTIFICATE OF AMENDMENT TO

THE CERTIFICATE OF INCORPORATION OF

MITESCO, INC.

MITESCO, INC., a Delaware corporation (the “Corporation”), does hereby certify that:

FIRST: The name of the Corporation is Mitesco, Inc., a Delaware corporation.

SECOND: The date of filing of the original Certificate of Incorporation of this Corporation with the Secretary of State of the State of Delaware was January 18, 2012, as amended.

THIRD: The Corporation on December 19, 2015, approved an amendment to its Certificate of Incorporation (“2015 Action”) to increase its authorized common stock to 500,000,000 shares and its authorized preferred stock to 100,000,000 shares, as disclosed in the Corporation’s report on Form 8-K and Schedule 14C filed with the Securities and Exchange Commission on January 6, 2016 and December 28, 2015, and its audited financial statements included in each annual report on Form 10-K since such period.

FOURTH: This Certificate of Amendment filed with the Secretary of State of Delaware on December 31, 2015, (the “2015 Certificate”) in connection with the 2015 Action contained a scrivener’s error which misstated that the Corporation approved an amendment to its Certificate of Incorporation to increase its authorized capital to 500,000,000 shares of common stock and 10,000,000 shares of preferred stock.

FIFTH: This Certificate of Amendment amends and replaces the 2015 Certificate in its entirety.

SIXTH: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 of the General Corporation Law of the State of Delaware (the “DGCL”), adopted resolutions providing that it was advisable and in the best interests of the Corporation that the following be amended:

Section Eight of the Corporation’s Certificate of Incorporation, as amended, is hereby amended and restated in its entirety to read as follows:

“The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is 600,000,000 shares, each with a par value of $0.01 per share, of which 500,000,000 shares shall be Common Stock and 100,000,000 shares shall be Preferred Stock.

The Preferred Stock authorized may be issued from time to time in one or more series, and by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in such series, and to fix the designations, powers, preferences and rights of the shares of each such series and the qualifications, limitations, or restrictions thereon including but, not limited to, the determination of dividend, voting, liquidation, redemption and conversion rights, preferences and limitations and any other preferences and relative, participating, optional other special rights. The Board is also authorized to increase or decrease the number of shares of any series before or after the issue of that series, but not above the total number of authorized and unissued shares of the series or below the number of shares of such series then outstanding.”

SEVENTH: Thereafter, pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval and was duly adopted in accordance with the provisions of Section 228 of the DGCL as stated herein.

IN WITNESS WHEREOF, Mitesco, Inc. has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer this 5th day of November 2020.

MITESCO, INC.

/s/ Lawrence Diamond	/s/ Lawrence Diamond	11/5/2020
Chief Executive Officer	By:
Lawrence Diamond, Chief Executive Officer

11/5/2020